September 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Robert Arzonetti / James Lopez

Re:	AGBA Group Holding Limited
Request to Withdraw Preliminary Proxy Statement on Schedule 14A
File No. 001-38909

Dear Mr. Arzonetti / Mr. Lopez:

On June 12, 2024, AGBA Group Holding Limited, a British Virgin Islands company (the “Company”), filed a Preliminary Proxy Statement on Schedule 14A (File No. 001-38909) (as amended by an Amendment No. 1 filed on August 1, 2024, the “14A Proxy Statement”) with the Securities and Exchange Commission (the “Commission”).

As of June 28, 2024, the last business day of the most recently completed second fiscal quarter of the Company, the Company qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Consequently, the Company will commence filing any required documents with the Commission as a foreign private issuer. Foreign private issuers are exempt from the proxy rules under Rule 3a12-3(b) of the Exchange Act. Therefore, the Company will file the relevant materials for its upcoming extraordinary general meeting of shareholders with a report on Form 6-K. Accordingly, on behalf of AGBA, we hereby request the Commission to treat the 14A Proxy Statement as having been withdrawn and of no further force or effect.

If you have any questions, please feel free to contact me by telephone at (852) 3923-1188 (or by email at lvenick@loeb.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick